Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations (416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF
THIRD QUARTER 2025 RESULTS AND CONFERENCE CALL

Toronto (September 30, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it will release its third quarter 2025 results on Wednesday, October 29, 2025, after normal trading hours.

Third Quarter 2025 Results Conference Call and Webcast

Agnico Eagle's senior management will host a conference call on Thursday, October 30, 2025, at 11:00 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 416.945.7677 or toll-free 1.888.699.1199 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an instant automated call back.

Replay Archive:

Please dial 289.819.1450 or toll-free 1.888.660.6345, access code 44229 #. The conference call replay will expire on November 30, 2025.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world. It produces precious metals from operations in Canada, Australia, Finland and Mexico and has a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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